January 7, 2005


Via U.S. mail and Facsimile

Lynn A. Schefsky
Senior Vice President and General Counsel
Crompton Corporation
199 Benson Road
Middlebury, CT 06749

Re:	Crompton Corporation
	Form S-4/A, filed on December 27, 2004
	File No. 333-119641

Dear Mr. Schefsky:

      We have the following comments on the above filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Exhibit 5.1

1. We note your response to prior comment 8 and we also note that the legality opinion provided by Crompton`s General Counsel covers the guarantees made by the Non-Delaware guarantors and that the opinion given by Skadden as to the Non-Delaware guarantors is unnecessary. As such, we would prefer that Skadden delete the assumption in the last paragraph on page 3 as it relates to the corporate power of the
Non-Delaware Guarantors to enter into and perform their obligations, and the due authorization, execution and delivery of the relevant documents by the Non-Delaware Guarantors. Please also delete the assumption beginning with "We have also assumed that each of the Non-
Delaware Guarantors..." and ending with "Subsidiary Guarantees."

2. We note your response to prior comment 10 as it relates to the limitation in Skadden`s opinion about laws that, in the firm`s experience, are normally applicable to transactions. We understand that although an assumption similar to this, but omitting "in our experience", has been accepted by the staff in the past, this was done with the understanding that Skadden would revise its opinion per an agreement to be reached with Martin Dunn. Please see correspondence dated April 30, 2003 addressed to Pamela Long from Thomas W. Greenberg, referring to discussions among Mr. Dunn, Colleen
Mahoney and Matthew Mallow on April 23, 2003. Please note that we may have additional comments upon review of the proposed revisions to
Skadden`s opinion and further discussions with counsel, as necessary.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions to Tamara Brightwell at (202) 824-5221 or, in her absence, to me at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



      Cc: 	Phyllis G. Korff, Esq.
      	Skadden, Arps, Slate, Meagher & Flom LLP
      	4 Times Square
      	New York, New York 10036
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Crompton Corporation
January 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE